Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG: Biofrontera Inc. announces closing of USD15 million private placement

Leverkusen, Germany, December 1, 2021 - On November 29, 2021, Biofrontera AG (ISIN: DE0006046113) announced that its US subsidiary Biofrontera Inc. had entered into a private placement in the amount of USD 15 million (gross proceeds).

Today, Biofrontera Inc. (Nasdaq: BFRI) closed the private placement of 2,875,143 common shares and warrants with an institutional investor. The combined purchase price for one common share (or common share equivalent) with warrant is USD 5.25, priced at-the-market under Nasdaq rules. The warrants have an exercise price of $5.25 per share, will be immediately exercisable, and will expire five years from the issuance date.

As of today, following the successful closing of the private placement, Biofrontera AG holds approximately 52% shares in Biofrontera Inc.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0,

Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

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